SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macy's, Inc. 401(k) Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

Explanatory Note
This amendment is being made to correct the date of the KPMG LLP report on the financial statements of the Macy's, Inc. 401(k) Retirement Investment Plan, which was inadvertently misstated in the original Form 11-K. No other changes have been made to the original Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. 401(k) Retirement Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

            Macy's, Inc. 401(k) Retirement Investment Plan

Dated June 28, 2017	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy's, Inc.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

(With Reports of Independent Registered Public Accounting Firms Thereon)

MACY'S INC.
401(k) RETIREMENT INVESTMENT PLAN

Index

Reports of Independent Registered Public Accounting Firms Thereon	1

Statements of Net Assets Available for Benefits:
December 31, 2016 and 2015	3

Statements of Changes in Net Assets Available for Benefits:
Years Ended December 31, 2016 and 2015	4

Notes to Financial Statements	5

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) - December 31, 2016	14

Report of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee
Macy's, Inc. 401(k) Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Macy's, Inc. 401(k) Retirement Investment Plan (the “Plan”) as of December 31, 2016, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Dayton, OH
June 28, 2017

Report of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee
Macy’s, Inc. 401(k) Retirement Investment Plan:
We have audited the accompanying statement of net assets available for benefits of the Macy’s, Inc. 401(k) Retirement Investment Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Cincinnati, OH
June 24, 2016

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015
(in thousands)

	2016	2015

Master Trust Investments, at fair value	$2,705,423	$2,529,673
Master Trust Investments, at contract value	751,952	767,988

Receivables:
Participant loans	74,702	74,694
Employer contributions	92,438	89,500
Employee contributions	—	3,101
Dividend	3,880	3,993
Interest	19	113
Due from brokers for securities sold	333	450
Total receivables	171,372	171,851
Total assets	3,628,747	3,469,512

Liabilities:
Trustee and management fees payable	1,508	1,568
Due to brokers for securities purchased	26	—
Total liabilities	1,534	1,568

Net assets available for benefits	$3,627,213	$3,467,944

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015
(in thousands)

	2016	2015
Additions to (subtractions from) net assets attributed to:
Net investment income (loss) from Master Trust investments:
Net appreciation (depreciation) in fair value of investments	$222,464	$(363,816)
Interest	19,224	19,737
Dividends	15,811	15,864
Total investment income (loss)	257,499	(328,215)
Less investment expenses	(4,639)	(4,838)
Net investment income (loss)	252,860	(333,053)

Interest on participant loans	2,969	3,022

Contributions:
Employer	92,438	89,500
Participant	238,755	231,973
Total contributions	331,193	321,473

Total additions (subtractions)	587,022	(8,558)

Deductions from net assets attributed to:
Benefits paid to participants	(422,579)	(407,190)
Administrative expenses	(5,174)	(5,271)
	(427,753)	(412,461)

Net increase (decrease)	159,269	(421,019)

Net assets available for benefit:
Beginning of year	3,467,944	3,888,963
End of year	$3,627,213	$3,467,944

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements
December 31, 2016 and 2015

1.	Description of the Plan
The following brief description of the Macy's, Inc. 401(k) Retirement Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan is sponsored and administered by Macy’s, Inc. (“Macy's,” the “Company”, the “Plan Administrator” or the "Employer").  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's Employee Stock Ownership Plan (“ESOP”) within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Eligibility
Effective January 1, 2016, Regular, Full-Time employees are eligible to immediately participate in the Plan. After one year of service of at least 1,000 hours and after reaching a minimum age of 21, employees are eligible for participation under the Company-Match Eligible Program in the Plan.

Contributions
Participants may elect to contribute an amount equal to 1% to 50% (subject to certain limitations) of the participant's eligible compensation.  A participant may elect to make these contributions on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Effective September 1, 2008, the Plan was amended to accept Roth compensation deferrals. The Plan offers various investment options and participants direct the investment of their contributions into the various investment options offered by the Plan. A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy's Stock Fund.
In February 2013, the Company announced changes to its retirement plans whereby participants in the Company's defined benefit pension and supplementary executive retirement plans no longer earn future pension service credits, with limited exceptions, after December 31, 2013. All retirement benefits attributable to service in subsequent periods are provided through defined contribution plans, and effective January 1, 2014, Company matching contributions under the Plan were increased.
Company contributions are made as soon as administratively feasible after year end. Company contributions, based on the appropriate matching contribution rate when combined with forfeitures, are contributed in cash directly to the Plan following the participants' investment elections. For the 2016 and 2015 Plan years, the contributions up to 6% of eligible compensation made by participants not eligible for pension credits were considered “basic savings” which were eligible for matching Company contributions. For such contributions, the Company contribution rates were equal to 100% on the first 1% of basic savings and 50% on the next 5% of basic savings.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2016 and 2015 Plan years, forfeited nonvested accounts totaled approximately $1,353,000 and $4,458,000, respectively.

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances.  As soon as administratively feasible after the end of each Plan year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting
Participants are immediately 100% vested in their own contributions and become 100% vested in the Company's contributions after 2 years of service.100% vesting is also achieved through normal retirement, death or disability.

Participant Loans and Withdrawals
Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is determined on the date of the loan by the Macy's, Inc. Pension and Profit Sharing Committee.
Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time.  Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies
a)    Master Trust
The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as The Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”).  As of December 31, 2016 and 2015, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.
The Macy's, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.

b)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
c)    Investments
Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market (see Note 3). Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses on the sale of securities are reported on the average cost method.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or (losses) and the unrealized appreciation (depreciation) on those investments.
The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Dividend income is recorded on the ex-dividend date.  Interest income from other investments is recorded as earned on an accrual basis.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

d)    Insurance Contracts
The Master Trust holds certain synthetic guaranteed investment contracts (“synthetic GIC's”) which meet the fully benefit-responsive investment contract criteria and are reported at contract value. Insurance contracts have been put in place to cover various underlying fixed income instruments, primarily U.S. treasury bonds, other government bonds, mortgage-backed securities, asset-backed securities and corporate bonds. In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest.
Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.

Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 1.99% for 2016 and 1.81% for 2015 and the average crediting rate was 2.04% and 1.99% at December 31, 2016 and 2015, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The synthetic GIC's do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days' notice.
e)    Participant Loans
Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.
f)    Payment of Benefits
Benefits are recorded when paid.
g)    Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

h)    Subsequent Events
The Plan has evaluated subsequent events through June 28, 2017, the date the financial statements were available to be issued.
i)    New Pronouncements
In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06, "Plan Accounting: Defined Benefit Pensions Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (ASU 2017-06)." The amendments in this update require a plan's interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust's balances in each general type of investments. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively with early adoption permitted. Adoption of ASU 2017-06 will not have a material impact on the Plan's financial statements.
j)    Reclassifications
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. There was no impact on the net assets available for benefits.

3.	Investments
All of the Plan's investments are included in the Master Trust and are held by the Trustee.
The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:
Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.
S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.
Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.
International Stock Fund - consisting primarily of stocks of companies not based in the United States of America.
Macy's Stock Fund - consisting primarily of the Company's registered common stock.
Target Retirement Date Funds - consisting primarily of institutionally priced Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.
Self-Directed Brokerage - consisting primarily of SEC registered mutual funds.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

Investments held by the Plan are stated at fair value in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC Topic 820 establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The ASC Topic 820 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Macy's, Inc. common stock is reported at fair value as determined by quoted market prices in active markets defined as Level 1 in accordance with the fair value hierarchy set forth in ASC Topic 820. The money market funds & pooled funds are required to publish its net asset value (NAV) on a daily basis and to transact at that price. As such, the Plan's investments are deemed to be actively traded and have readily determinable fair values as defined by U.S. GAAP. The money market funds include highly fixed-income securities with maturities of three months or less. The pooled funds contain a mix of domestic common stocks and bonds, international common stocks and bonds, and cash and cash equivalents. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments. The self-directed brokerage mutual funds trade daily with daily liquidity. They include fixed income funds, equity funds, balanced funds, index funds, international funds and specialty funds such as real estate and health funds. The Plan has no unfunded fund commitments at December 31, 2016.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2016 and 2015, and their level within the fair value hierarchy, are as follows:

	December 31, 2016
	Fair Value Measurements
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market funds	$19,399	$19,399	$—	$—
Macy's, Inc. common stock	367,391	367,391	—	—
Self-directed brokerage funds	15,456	15,456	—	—
Pooled funds:
Domestic equities	1,037,621	1,037,621	—	—
International equities	155,482	155,482	—	—
Target date funds	1,110,074	1,110,074	—	—
	$2,705,423	$2,705,423	$—	$—

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

	December 31, 2015
	Fair Value Measurements
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Money market funds	$20,439	$20,439	$—	$—
Macy's, Inc. common stock	385,298	385,298	—	—
Self-directed brokerage funds	17,272	17,272	—	—
Pooled funds:
Domestic equities	984,273	984,273	—	—
International equities	149,056	149,056	—	—
Target date funds	973,335	973,335	—	—
	$2,529,673	$2,529,673	$—	$—

For the years ended December 31, 2016 and 2015, there were no significant transfers in or out of levels 1, 2 or 3 investments.

4.	Related Parties
Certain Master Trust investments are shares of the JP Morgan Prime Money Market Fund totaling approximately $19,399,000 and $20,439,000 at December 31, 2016 and 2015, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, the Plan paid the Trustee approximately $207,800 and $206,900 in administrative expenses, principally Trustee fees, in 2016 and 2015, respectively. In addition to expenses incurred by third party service providers, administrative expenses include salaries and benefits for Macy's associates who provide services to the Plan. Macy's allocated approximately $678,100 and $741,500 in administrative expenses to the Plan in 2016 and 2015, respectively.
The Plan holds shares of the common stock of Macy's, Inc., the Plan Administrator. Macy's, Inc. common stock held by the Plan was 11% and 12% of the Plan's total investments at December 31, 2016 and 2015, respectively.

5.	Plan Amendments and Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

Notes to Financial Statements - Continued
December 31, 2016 and 2015

6.	Federal Income Taxes
The Plan obtained its latest favorable determination letter on March 24, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires management to evaluate tax positions taken by the Plan. The financial statement impact of the tax position is when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

7.	Administrative Expenses
The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers and salaries and benefits for Macy's associates who provide services to the Plan.

8.	Legal Proceedings
The Plan is involved in various proceedings that are incidental to the operations of the Plan. As of the date of this report, the Plan Administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

MACY'S INC.
401(k) RETIREMENT INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value

*	Participant loans	Participants loans, varying maturities with interest rates of 4.25%	$ -	$74,702,000

*    Represents a party-in-interest to the Plan.

**  Historical cost is disclosed only for nonparticipant-directed investments.

See accompanying report of independent registered public accounting firm.